UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events
On October 29, 2025, AerCap Holdings N.V. (together with its subsidiaries, “AerCap,” “we,” “us” or the “Company”) furnished its interim financial report for the quarter ended September 30, 2025.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-282733 and Form S-8 Registration Statements File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.
Dividend
In connection with AerCap’s dividend policy, in October 2025, AerCap’s Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of December 4, 2025, to shareholders of record as of the close of business on November 12, 2025.
The dividend will be subject to Irish dividend withholding tax at a current statutory rate of 25% unless an exemption applies. Pursuant to a confirmation obtained from the Irish Revenue Commissioners, U.S. resident shareholders who hold their shares through the Depository Trust Company (“DTC”) should be exempt from Irish dividend withholding tax provided the address of the beneficial owner of the shares in the records of their broker, or otherwise provided to AerCap’s qualifying intermediary, is in the United States. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029. Individuals and certain corporate shareholders that are tax resident in a country (other than Ireland) which is a member of the European Union or a country with which Ireland has a double tax treaty in effect (which includes the United States) may be exempt from Irish dividend withholding tax if they provide a relevant declaration as prescribed by the Irish Revenue Commissioners establishing their exemption from Irish dividend withholding tax provided such corporate shareholder is not itself controlled by Irish tax residents.
In addition, the dividend will be subject to Dutch dividend withholding tax (currently at a rate of 15%) for persons who are resident, or deemed to be resident, in the Netherlands (“Dutch resident holders”). To confirm that a shareholder is not a Dutch resident holder, such shareholder must provide an Irish dividend withholding tax relevant declaration as prescribed by the Irish Revenue Commissioners representing that the shareholder is not a Dutch resident holder except that, pursuant to the confirmation from the Irish Revenue Commissioners referred to above, U.S. resident shareholders who hold their shares through the DTC and have a U.S. address of the beneficial owner of the shares in the records of their broker, or that has otherwise been provided to AerCap’s qualifying intermediary, need not provide this declaration form. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders.
For a further discussion of Irish and Dutch dividend withholding taxes, see “Irish tax considerations—Dividend withholding tax” and “Dutch withholding tax considerations” in Item 10 of AerCap’s 2024 Annual Report on Form 20-F. The summary provided therein is not exhaustive and shareholders should consult their own tax advisor to determine the Irish and Dutch tax consequences of the dividend in their particular circumstances.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024	5
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months Ended September 30, 2025 and 2024	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2025 and 2024	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2025 and 2024	8
Unaudited Condensed Consolidated Statements of Equity for the Three and Nine Months Ended September 30, 2025 and 2024	11
Notes to the Unaudited Condensed Consolidated Financial Statements	13

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of September 30, 2025 and December 31, 2024

	Note	September 30, 2025	December 31, 2024
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$1,814,283	$1,209,226
Restricted cash	4	98,167	192,356
Trade receivables		62,366	68,073
Flight equipment held for operating leases, net	5	58,190,817	58,575,672
Investment in finance leases, net	6	1,670,431	1,208,585
Flight equipment held for sale	7	562,015	466,173
Maintenance rights and lease premium, net	8	1,765,787	2,129,993
Prepayments on flight equipment	26	4,063,932	3,460,296
Other intangibles, net	9	123,258	139,666
Deferred tax assets	16	262,150	261,004
Associated companies	10	1,233,913	1,128,894
Other assets	11	2,091,176	2,602,038
Total Assets		$71,938,295	$71,441,976

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	13	$1,900,978	$1,774,827
Accrued maintenance liability	14	3,488,958	3,327,347
Lessee deposit liability		1,154,384	1,092,585
Debt	15	44,028,771	45,294,511
Deferred tax liabilities	16	3,215,760	2,767,874
Commitments and contingencies	26
Total Liabilities		53,788,851	54,257,144

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of September 30, 2025 and December 31, 2024; 186,043,739 and 204,543,739 ordinary shares issued and 170,211,910 and 186,783,225 ordinary shares outstanding (including 4,046,913 and 5,072,382 shares of unvested restricted stock) as of September 30, 2025 and December 31, 2024, respectively	17, 23	2,349	2,558
Additional paid-in capital		4,187,736	5,809,276
Treasury shares, at cost (15,831,829 and 17,760,514 ordinary shares as of September 30, 2025 and December 31, 2024, respectively)	23	(1,717,510)	(1,425,652)
Accumulated other comprehensive (loss) income		(54,014)	42,683
Accumulated retained earnings		15,730,682	12,755,758
Total AerCap Holdings N.V. shareholders’ equity		18,149,243	17,184,623
Non-controlling interest		201	209
Total Equity		18,149,444	17,184,832
Total Liabilities and Equity		$71,938,295	$71,441,976

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$33,427	$51,170
Flight equipment held for operating leases and held for sale		2,733,041	2,856,682
Other assets		292,637	86,020

Accrued maintenance liability		$146,548	$145,510
Debt		1,126,655	1,216,981
Other liabilities		80,407	86,203
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three and Nine Months Ended September 30, 2025 and 2024

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2025	2024	2025	2024
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,689,930	$1,605,340	$4,991,660	$4,758,497
Maintenance rents and other receipts		203,589	161,376	465,049	520,872
Total lease revenue		1,893,519	1,766,716	5,456,709	5,279,369
Net gain on sale of assets		332,019	102,135	566,035	391,174
Other income	18	83,033	79,278	249,611	253,819
Total Revenues and other income		2,308,571	1,948,129	6,272,355	5,924,362
Expenses
Depreciation and amortization	5, 9	665,479	652,994	1,994,146	1,922,891
Net recoveries related to Ukraine Conflict	19	(474,879)	(3,934)	(1,447,701)	(26,683)
Asset impairment	20	41,726	2,446	47,335	32,802
Interest expense		485,915	516,265	1,507,641	1,486,062
Loss on debt extinguishment		658	462	2,640	7,482
Leasing expenses		92,547	274,833	267,831	596,238
Selling, general and administrative expenses	21	128,887	121,307	412,818	365,932
Total Expenses		940,333	1,564,373	2,784,710	4,384,724
(Loss) gain on investments at fair value		(1,734)	8,252	(25,662)	3,568
Income before income taxes and income of investments accounted for under the equity method		1,366,504	392,008	3,461,983	1,543,206
Income tax expense	16	(198,246)	(60,742)	(477,585)	(231,197)
Equity in net earnings of investments accounted for under the equity method		47,480	43,763	133,410	115,397
Net income		$1,215,738	$375,029	$3,117,808	$1,427,406
Net loss attributable to non-controlling interest		9	5	8	8
Net income attributable to AerCap Holdings N.V.		$1,215,747	$375,034	$3,117,816	$1,427,414

Basic earnings per share	23	$7.09	$2.00	$17.82	$7.44
Diluted earnings per share	23	$6.98	$1.95	$17.43	$7.27

Weighted average shares outstanding—basic	23	171,483,556	187,510,161	174,959,115	191,917,111
Weighted average shares outstanding—diluted	23	174,066,926	191,886,520	178,853,682	196,309,483

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three and Nine Months Ended September 30, 2025 and 2024

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(U.S. Dollars in thousands)
Net income	$1,215,738	$375,029	$3,117,808	$1,427,406

Other comprehensive loss:
Net loss on derivatives (Note 12), net of tax of $1,599, $18,654, $15,120 and $7,369, respectively	(10,490)	(117,457)	(96,697)	(46,944)
Actuarial loss on pension obligations, net of tax of nil, nil, nil and $487, respectively	—	—	—	(3,411)
Total other comprehensive loss	(10,490)	(117,457)	(96,697)	(50,355)

Comprehensive income	1,205,248	257,572	3,021,111	1,377,051
Comprehensive loss attributable to non-controlling interest	9	5	8	8
Total comprehensive income attributable to AerCap Holdings N.V.	$1,205,257	$257,577	$3,021,119	$1,377,059

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2025 and 2024

	Nine Months Ended September 30,
	2025	2024
	(U.S. Dollars in thousands)
Net income	$3,117,808	$1,427,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,994,146	1,922,891
Net recoveries related to Ukraine Conflict	(1,447,701)	(26,683)
Asset impairment	47,335	32,802
Amortization of debt issuance costs, debt discount, debt premium and lease premium	132,702	171,287
Maintenance rights write-off (a)	109,137	260,107
Maintenance liability release to income	(148,601)	(144,115)
Net gain on sale of assets	(566,035)	(391,174)
Deferred tax expense	462,329	184,588
Share-based compensation	130,488	81,723
Collections of finance leases	175,819	313,570
Loss (gain) on investments at fair value	25,662	(3,568)
Loss on debt extinguishment	2,640	7,482
Other	(162,288)	140,207
Changes in operating assets and liabilities:
Trade receivables	9,662	9,232
Other assets	294,544	189,281
Accounts payable, accrued expenses and other liabilities	(5,032)	(22,729)
Net cash provided by operating activities	4,172,615	4,152,307
Purchase of flight equipment	(2,446,366)	(3,628,330)
Proceeds from sale or disposal of assets	1,941,531	1,857,878
Prepayments on flight equipment	(1,545,979)	(1,360,208)
Cash proceeds from insurance claim and related settlements	1,288,479	3,933
Other	14,134	61,718
Net cash used in investing activities	(748,201)	(3,065,009)
Issuance of debt	3,935,969	6,441,379
Repayment of debt	(5,214,659)	(4,533,668)
Debt issuance and extinguishment costs paid, net of debt premium received	(26,878)	(97,198)
Maintenance payments received	725,250	695,568
Maintenance payments returned	(176,779)	(212,668)
Security deposits received	247,306	214,443
Security deposits returned	(192,922)	(157,342)
Repurchase of shares and tax withholdings on share-based compensation	(2,071,832)	(1,220,450)
Dividends paid on ordinary shares	(141,781)	(89,806)
Net cash (used in) provided by financing activities	(2,916,326)	1,040,258
Net increase in cash, cash equivalents and restricted cash	508,088	2,127,556
Effect of exchange rate changes	2,780	1,491
Cash, cash equivalents and restricted cash at beginning of period	1,401,582	1,825,466
Cash, cash equivalents and restricted cash at end of period	$1,912,450	$3,954,513

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2025 and 2024

	Nine Months Ended September 30,
	2025	2024
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,443,474	$1,299,662
Income taxes paid, net	18,944	28,529

(a)Maintenance rights write-off consisted of the following:

End-of-Lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$58,402	$84,271
MR contract maintenance rights write-off offset by maintenance liability release	12,838	38,235
EOL contract maintenance rights write-off offset by EOL compensation received	37,897	137,601
Maintenance rights write-off	$109,137	$260,107

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2025 and 2024
Non-Cash Investing and Financing Activities
Nine Months Ended September 30, 2025:
Flight equipment held for operating leases in the amount of $408 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $833 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $91 million was settled with buyers upon sale or disposal of assets.
Nine Months Ended September 30, 2024:
Flight equipment held for operating leases in the amount of $261 million, net, was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $974 million was reclassified to flight equipment held for sale, net.
Accrued maintenance liability in the amount of $22 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended September 30, 2025 and 2024

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2025	196,043,739	$2,466	$5,122,322	$(1,697,801)	$(43,524)	$14,563,612	$17,947,075	$210	$17,947,285
Repurchase of shares	—	—	—	(980,691)	—	—	(980,691)	—	(980,691)
Dividends declared on ordinary shares	—	—	—	—	—	(48,485)	(48,485)	—	(48,485)
Share cancellation	(10,000,000)	(117)	(953,792)	953,909	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(11,068)	7,073	—	(192)	(4,187)	—	(4,187)
Share-based compensation	—	—	30,274	—	—	—	30,274	—	30,274
Total comprehensive (loss) income	—	—	—	—	(10,490)	1,215,747	1,205,257	(9)	1,205,248
Balance as of September 30, 2025	186,043,739	$2,349	$4,187,736	$(1,717,510)	$(54,014)	$15,730,682	$18,149,243	$201	$18,149,444

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2024	204,543,739	$2,558	$5,780,955	$(644,954)	$75,406	$11,802,243	$17,016,208	$213	$17,016,421
Repurchase of shares	—	—	—	(496,669)	—	—	(496,669)	—	(496,669)
Dividends declared on ordinary shares	—	—	—	—	—	(48,170)	(48,170)	—	(48,170)
Ordinary shares issued, net of tax withholdings	—	—	(2,659)	1,668	—	258	(733)	—	(733)
Share-based compensation	—	—	24,055	—	—	—	24,055	—	24,055
Total comprehensive (loss) income	—	—	—	—	(117,457)	375,034	257,577	(5)	257,572
Balance as of September 30, 2024	204,543,739	$2,558	$5,802,351	$(1,139,955)	$(42,051)	$12,129,365	$16,752,268	$208	$16,752,476

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity (Continued)
For the Nine Months Ended September 30, 2025 and 2024

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2024	204,543,739	$2,558	$5,809,276	$(1,425,652)	$42,683	$12,755,758	$17,184,623	$209	$17,184,832
Repurchase of shares	—	—	—	(1,983,367)	—	—	(1,983,367)	—	(1,983,367)
Dividends declared on ordinary shares	—	—	—	—	—	(146,804)	(146,804)	—	(146,804)
Share cancellation	(18,500,000)	(209)	(1,511,186)	1,511,395	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(240,842)	180,114	—	3,912	(56,816)	—	(56,816)
Share-based compensation	—	—	130,488	—	—	—	130,488	—	130,488
Total comprehensive (loss) income	—	—	—	—	(96,697)	3,117,816	3,021,119	(8)	3,021,111
Balance as of September 30, 2025	186,043,739	$2,349	$4,187,736	$(1,717,510)	$(54,014)	$15,730,682	$18,149,243	$201	$18,149,444

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2023	215,543,739	$2,676	$6,594,556	$(819,305)	$8,304	$10,802,599	$16,588,830	$216	$16,589,046
Repurchase of shares	—	—	—	(1,177,150)	—	—	(1,177,150)	—	(1,177,150)
Dividends declared on ordinary shares	—	—	—	—	—	(97,970)	(97,970)	—	(97,970)
Share cancellation	(11,000,000)	(118)	(802,170)	802,288	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(71,758)	54,212	—	(2,678)	(20,224)	—	(20,224)
Share-based compensation	—	—	81,723	—	—	—	81,723	—	81,723
Total comprehensive (loss) income	—	—	—	—	(50,355)	1,427,414	1,377,059	(8)	1,377,051
Balance as of September 30, 2024	204,543,739	$2,558	$5,802,351	$(1,139,955)	$(42,051)	$12,129,365	$16,752,268	$208	$16,752,476

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap is the global leader in aviation leasing, with 1,988 aircraft owned, managed or on order, over 1,200 engines (including engines owned and managed by our Shannon Engine Support (“SES”) joint venture), over 300 owned helicopters, and total assets of $72 billion as of September 30, 2025. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Memphis, Miami, Singapore, London, Dubai, Shanghai, Amsterdam and other locations.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all variable interest entities (“VIEs”) for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we do not have a controlling financial interest, but over which we have significant influence, are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025. The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables, loans receivable, notes receivable, deferred tax assets, unrecognized tax benefits and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment (the “Commercial Flight Equipment Segment”). We manage our business activities on a consolidated basis and the Company’s chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses net income to evaluate the performance of the segment and the returns generated from segment assets.
The accounting policies of the Commercial Flight Equipment Segment are described in our Annual Report on Form 20‑F for the year ended December 31, 2024, filed with the SEC on February 26, 2025. Revenue, expenses and net income generated from the Commercial Flight Equipment Segment are reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.
3. Summary of significant accounting policies
Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025.
Future application of accounting standards:
Improvements to Income Tax Disclosures
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to enhance the transparency and usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The standard is effective for fiscal years beginning after December 15, 2024, and will be adopted for the year ended December 31, 2025. The amendments in ASU 2023-09 should be applied on a prospective basis; however, retrospective application in all prior periods presented in the annual financial statements is permitted. The adoption of ASU 2023-09 is not expected to have a material effect on the Company’s consolidated financial statements.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires disaggregated information for specified categories of expenses, including inventory purchases, employee compensation, depreciation, amortization and depletion, to be presented in certain expense captions on the face of the income statement. The new standard is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued after the effective date, or retrospectively to all prior periods presented. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Cash, cash equivalents and restricted cash
Our restricted cash balance was $98 million and $192 million as of September 30, 2025 and December 31, 2024, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings, Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. Refer to Note 15—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of September 30, 2025, December 31, 2024 and September 30, 2024:

	September 30, 2025	December 31, 2024	September 30, 2024
Cash and cash equivalents	$1,814,283	$1,209,226	$3,754,539
Restricted cash	98,167	192,356	199,974
Total cash, cash equivalents and restricted cash	$1,912,450	$1,401,582	$3,954,513
5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the nine months ended September 30, 2025 and 2024 were as follows:

	Nine Months Ended September 30,
	2025	2024
Net book value at beginning of period	$58,575,672	$57,091,166
Additions	3,592,581	4,740,874
Depreciation	(1,969,324)	(1,899,033)
Disposals and transfers to held for sale	(1,552,946)	(1,730,482)
Transfers to/from investment in finance leases, net/inventory	(407,831)	(261,023)
Recoveries related to Ukraine Conflict (Note 19)	—	26,909
Impairments (Note 20)	(47,335)	(32,802)
Net book value at end of period	$58,190,817	$57,935,609

Accumulated depreciation and impairment as of September 30, 2025 and 2024, respectively:	$(16,147,933)	$(14,883,821)
6. Investment in finance leases, net
Components of investment in finance leases, net as of September 30, 2025 and December 31, 2024 were as follows:

	September 30, 2025	December 31, 2024
Future minimum lease payments to be received, net	$1,234,830	$1,189,932
Estimated residual values of leased flight equipment	1,125,314	516,550
Less: Unearned income	(679,610)	(487,729)
Less: Allowance for credit losses (Note 22)	(10,103)	(10,168)
	$1,670,431	$1,208,585
During the three months ended September 30, 2025 and 2024, we recognized interest income from investment in finance leases, net of $43 million and $23 million, respectively, included in basic lease rents. During the nine months ended September 30, 2025 and 2024, we recognized interest income from investment in finance leases, net of $92 million and $72 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Flight equipment held for sale
As of September 30, 2025, flight equipment with a total net book value of $562 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $89 million will be assumed by the buyers of these aircraft upon consummation of the individual sales transactions.
As of December 31, 2024, flight equipment with a total net book value of $466 million met the held for sale criteria and was classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet.
8. Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Maintenance rights	$1,396,914	$1,669,742
Lease premium, net	368,873	460,251
	$1,765,787	$2,129,993
Movements in maintenance rights during the nine months ended September 30, 2025 and 2024 were as follows:

	Nine Months Ended September 30,
	2025	2024
Maintenance rights at beginning of period	$1,669,742	$2,099,513
EOL and MR contract maintenance rights expense	(58,402)	(84,271)
MR contract maintenance rights write-off due to maintenance liability release	(12,838)	(38,235)
EOL contract maintenance rights write-off due to cash receipt	(37,897)	(137,601)
EOL and MR contract maintenance rights write-off due to sale of aircraft	(163,691)	(58,444)
Maintenance rights at end of period	$1,396,914	$1,780,962
The following tables present details of lease premium assets and related accumulated amortization as of September 30, 2025 and December 31, 2024:

	September 30, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$797,603	$(428,730)	$368,873

	December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$907,995	$(447,744)	$460,251
Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended September 30, 2025 and 2024, we recorded amortization expense for lease premium assets of $27 million and $40 million, respectively. During the nine months ended September 30, 2025 and 2024, we recorded amortization expense for lease premium assets of $87 million and $123 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

9. Other intangibles, net
Other intangibles, net consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Customer relationships, net	$119,000	$134,883
Other intangible assets	4,258	4,783
	$123,258	$139,666
The following tables present details of customer relationships and related accumulated amortization as of September 30, 2025 and December 31, 2024:

	September 30, 2025
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(241,000)	$119,000

	December 31, 2024
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(225,117)	$134,883
During the three months ended September 30, 2025 and 2024, we recorded amortization expense for customer relationships of $5 million. During the nine months ended September 30, 2025 and 2024, we recorded amortization expense for customer relationships of $16 million.
10. Associated companies
As of September 30, 2025 and December 31, 2024, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of September 30, 2025	September 30, 2025	December 31, 2024
Shannon Engine Support	50.0	$1,090,569	$958,707
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	86,910	86,669
Other	9.5-39.3	56,434	83,518
		$1,233,913	$1,128,894

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

11. Other assets
Other assets consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Loans receivable, net of allowance for credit losses (a)	$547,274	$595,640
Straight-line rents, prepaid expenses and other	518,702	592,032
Inventory	118,634	90,915
Lease incentives	114,166	133,660
Notes receivable, net of allowance for credit losses (b)	92,416	401,989
Operating lease right of use assets, net	41,877	45,970
Derivative assets (Note 12)	20,152	81,770
Investments	13,362	76,756
Other assets and receivables, net (c)	624,593	583,306
	$2,091,176	$2,602,038

(a)As of September 30, 2025 and December 31, 2024, we had $0.3 million and $0.5 million, respectively, allowance for credit losses on loans receivable. Refer to Note 22—Allowance for credit losses for further details. During the nine months ended September 30, 2025 and 2024, we recognized interest income from loans receivable, net of allowance for credit losses of $39 million and $42 million, respectively, included in other income.
(b)As of September 30, 2025 and December 31, 2024, we had nil and $200 million, respectively, allowance for credit losses on notes receivable. Refer to Note 22—Allowance for credit losses for further details.
(c)As of September 30, 2025, includes a receivable amount of $166 million related to the award of interest on the June 11, 2025 judgment, all of which was received in October 2025. Refer to Note 19—Net (recoveries) charges related to Ukraine Conflict for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, U.S. treasury locks, options and forward contracts.
As of September 30, 2025, we had interest rate contracts outstanding, with underlying variable benchmark interest rates of the Secured Overnight Financing Rate (“SOFR” or “Term SOFR”).
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. We did not have cash collateral from counterparties and had not advanced any cash collateral to counterparties as of September 30, 2025 or December 31, 2024.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets.
The following tables present notional amounts and fair values of derivatives outstanding as of September 30, 2025 and December 31, 2024:

	September 30, 2025		December 31, 2024
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate contracts	$500,000	$4,993	$852,500	$11,216
Derivative assets designated as accounting cash flow hedges:
Interest rate contracts	$2,413,000	$15,159	$4,475,000	$70,554
Total derivative assets		$20,152		$81,770

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

	September 30, 2025		December 31, 2024
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as cash flow hedges:
Interest rate contracts	$200,000	$3,722	$—	$—
Derivative liabilities designated as accounting cash flow hedges:
Interest rate contracts	$4,705,000	$71,329	$1,655,000	$15,440
Total derivative liabilities		$75,051		$15,440

(a)The notional amount is excluded for interest rate contracts which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Derivative financial instruments (Continued)
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate contracts	$(13,922)	$(138,890)	$(118,006)	$(62,451)
Derivative premium and amortization	1,833	2,779	6,189	8,138
Income tax effect	1,599	18,654	15,120	7,369
Net loss on derivatives, net of tax	$(10,490)	$(117,457)	$(96,697)	$(46,944)
We expect to reclassify approximately $0.4 million from accumulated other comprehensive income (“AOCI”) as an increase in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effects of gains or losses related to derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Derivatives not designated as accounting hedges:
Interest rate contracts	$(9,105)	$(22,079)	$(24,362)	$(29,916)
Derivatives designated as accounting hedges:
Reclassification of amounts previously recorded within AOCI to interest expense	12,407	(31,088)	37,730	(91,513)
Net gain (loss) recognized in interest expense	$3,302	$(53,167)	$13,368	$(121,429)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Deferred revenue	$862,955	$829,839
Accounts payable and accrued expenses	526,981	465,665
Accrued interest	384,542	408,106
Derivative liabilities (Note 12)	75,051	15,440
Operating lease liabilities	51,449	55,777
	$1,900,978	$1,774,827
14. Accrued maintenance liability
Movements in accrued maintenance liability during the nine months ended September 30, 2025 and 2024 were as follows:

	Nine Months Ended September 30,
	2025	2024
Accrued maintenance liability at beginning of period	$3,327,347	$2,863,730
Maintenance payments received	725,250	695,568
Maintenance payments returned	(176,779)	(212,668)
Release to income upon sale	(90,531)	(21,604)
Release to income other than upon sale	(148,601)	(144,115)
Lessor contribution, top-ups and other	(147,728)	(35,551)
Accrued maintenance liability at end of period	$3,488,958	$3,145,360

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt
As of September 30, 2025, the principal amount of our outstanding indebtedness totaled $44.3 billion, which excluded debt issuance costs, debt discounts and debt premium of $230 million, and our undrawn lines of credit were $11.2 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of September 30, 2025, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of September 30, 2025 and December 31, 2024:

	September 30, 2025						December 31, 2024
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
AerCap Trust (b) & AICDC (c) Notes		$29,400,000	$—	$29,400,000	3.90%	2025-2041	$29,950,000
Revolving credit facilities (d)		9,450,000	9,425,000	25,000	5.86%	2027-2028	25,000
Other unsecured debt		5,223,168	—	5,223,168	5.32%	2027-2032	4,775,000
TOTAL UNSECURED		$44,073,168	$9,425,000	$34,648,168			$34,750,000
Secured
Export credit facilities (e)	37	877,652	—	877,652	3.07%	2026-2036	974,269
Institutional secured term loans & secured portfolio loans (f)	179	5,452,367	—	5,452,367	5.15%	2027-2034	6,238,520
AerFunding Revolving Credit Facility	22	2,250,000	1,444,650	805,350	5.89%	2029	1,010,699
Other secured debt (g)	8	531,665	306,754	224,911	5.80%	2026-2041	313,651
Fair value adjustment		—	—	76			356
TOTAL SECURED		$9,111,684	$1,751,404	$7,360,356			$8,537,495
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	6.59%	2055-2065	2,250,000
TOTAL SUBORDINATED		$2,250,000	$—	$2,250,000			$2,250,000
Debt issuance costs, debt discounts and debt premium				(229,753)			(242,984)
	246	$55,434,852	$11,176,404	$44,028,771			$45,294,511

(a)The weighted average interest rate for our floating rate debt of $10.9 billion is calculated based on the applicable U.S. dollar SOFR rate, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(d)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(e)An additional $1.1 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(f)In addition to the 179 aircraft, 13 engines are pledged as collateral.
(g)In addition to the eight aircraft, 70 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Debt (Continued)
Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerCap Trust & AICDC Notes
In January 2025, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of 4.875% Senior Notes due 2028 and $750 million aggregate principal amount of 5.375% Senior Notes due 2031.
In October 2025, AerCap Trust and AICDC co-issued $600 million aggregate principal amount of 4.375% Senior Notes due 2030 and $600 million aggregate principal amount of 5.000% Senior Notes due 2035.
2056 AGAT/AICDC Junior Subordinated Notes
In April 2025, AerCap Trust and AICDC co-issued $500 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2056 (the “2056 AGAT/AICDC Junior Subordinated Notes”). The 2056 AGAT/AICDC Junior Subordinated Notes currently bear interest at a fixed interest rate of 6.500% and, from January 31, 2031 (the “First Reset Date”), will bear interest at a rate equal to the five-year U.S. Treasury Rate plus 2.441%, to be reset on each subsequent five-year anniversary.
2045 Junior Subordinated Notes
In June 2025, AerCap Trust redeemed in full the $500 million aggregate principal amount of its 6.500% fixed-to-floating rate junior subordinated notes due 2045 (the “2045 Junior Subordinated Notes”), at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest.
Other unsecured debt
In April 2025, we prepaid an $850 million unsecured term loan with a maturity of April 2026. We simultaneously amended and extended another unsecured facility. This facility was increased from $545 million to $1.5 billion and its maturity date was extended from March 2026 to January 2029.
Institutional secured term loans
In July 2025, we exercised our right to partially prepay both our Setanta and Hyperion term loans. We repaid $300 million and $200 million, respectively, of these loans.
16. Income taxes
Our effective tax rate was 14.5% and 13.8% for the three and nine months ended September 30, 2025, and 15.5% and 15.0% for the three and nine months ended September 30, 2024.
During the nine months ended September 30, 2025, we recorded approximately $214 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $41 million of income tax benefit due to the reversal of a Pillar 2 provision from the prior year, primarily due to clarifying guidance. During the nine months ended September 30, 2024, our income tax expense was reduced by $8 million in respect of a non-recurring tax deduction from a prior period that became available during the nine months ended September 30, 2024.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate. Excluding any discrete items, our effective tax rate for the full year 2025 is expected to be 15.1%.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Equity
Share repurchase programs
The following table presents our share repurchase programs approved by our Board of Directors from January 1, 2023 through September 30, 2025:

Program approval date	Program end date	Authorized amount ($)	Program completion date
March 2023	September 30, 2023	500,000	March 13, 2023
April 2023	September 30, 2023	500,000	September 14, 2023
July 2023	December 31, 2023	500,000	September 14, 2023
September 2023	December 31, 2023	650,000	November 16, 2023
October 2023	March 31, 2024	500,000	January 12, 2024
December 2023	March 31, 2024	250,000	March 8, 2024
February 2024	September 30, 2024	500,000	August 5, 2024
May 2024	December 31, 2024	500,000	November 14, 2024
September 2024	December 31, 2025	500,000	March 7, 2025
February 2025	December 31, 2025	1,000,000	August 22, 2025
April 2025	December 31, 2025	500,000	September 11, 2025
September 2025	December 31, 2025	750,000	Not yet completed
During the three months ended September 30, 2025, we repurchased 8.2 million of our ordinary shares under our share repurchase programs at an average price of $119.95 per ordinary share. During the nine months ended September 30, 2025, we repurchased an aggregate of 18.6 million of our ordinary shares under our share repurchase programs at an average price of $106.61 per ordinary share.
During the nine months ended September 30, 2025, we cancelled 18.5 million ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.
Between October 1, 2025 and October 24, 2025, we repurchased 2.1 million of our ordinary shares under our share repurchase program at an average price of $122.03 per ordinary share.
Dividends on ordinary shares
In May 2024, we adopted a dividend policy pursuant to which we intend to pay quarterly cash dividends on our ordinary shares in an aggregate annual amount of approximately $200 million, or approximately $50 million per quarter, subject to quarterly approval by our Board of Directors. We expect to pay a cash dividend on a quarterly basis going forward, subject to the Board’s consideration of, among other things, market conditions and our financial performance and cash flows.
In February 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of April 3, 2025, to shareholders of record as of the close of business on March 12, 2025.
In April 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of June 5, 2025, to shareholders of record as of the close of business on May 14, 2025.
In July 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of September 4, 2025, to shareholders of record as of the close of business on August 13, 2025.
In October 2025, our Board of Directors declared a quarterly cash dividend of $0.27 per share, with a payment date of December 4, 2025, to shareholders of record as of the close of business on November 12, 2025.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
18. Other income
Other income consisted of the following for the three and nine months ended September 30, 2025, and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Interest and other income	$69,964	$69,872	$214,352	$225,895
Management fees	13,069	9,406	35,259	27,924
	$83,033	$79,278	$249,611	$253,819
19. Net (recoveries) charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and has since been engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons (the “Sanctions”).
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines.
The Ukraine Conflict, the Sanctions and the actions of our former Russian lessees and the Russian government together have represented an unusual and infrequent event and therefore the related net (recoveries) charges are classified separately on our Condensed Consolidated Income Statements.
During 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment of $3.2 billion, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off with respect to our assets that remain in Russia and Ukraine, and impairment losses with respect to the assets we have recovered from Russian and Ukrainian airlines. The termination of the leasing of our leased fleet in Russia also resulted in reduced revenues and operating cash flows.
During the nine months ended September 30, 2025, we recognized net recoveries of $1.4 billion, which primarily included cash insurance settlement proceeds of $238 million pursuant to settlements in respect of the insurance policies of three Russian airlines covering 13 aircraft lost in Russia, recoveries of $973 million pursuant to the June 11, 2025 judgment from the London Commercial Court in respect of our claim against the insurers under our contingent and possessed insurance policy (“C&P Policy”) and the award of $234 million of interest on the June 11, 2025 judgment. Following recoveries of $1.3 billion in 2023 and $195 million in 2024 (including $27 million recovered during the nine months ended September 30, 2024), these recoveries bring our total pre-tax recoveries relating to the Ukraine Conflict since 2023 to approximately $2.9 billion. Certain claims against the insurers and reinsurers under our former Russian lessees’ insurance and reinsurance policies remain ongoing in the London Commercial Court. Refer to Note 26—Commitments and Contingencies for further details on these legal proceedings.
Net recoveries related to Ukraine Conflict consisted of the following for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

	(U.S. Dollars in millions)
Insurance proceeds and interest	$(473)	$(4)	$(1,446)	$(4)
Net recoveries of flight equipment	(2)	—	(2)	(23)
Net recoveries related to Ukraine Conflict	$(475)	$(4)	$(1,448)	$(27)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Asset impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three and nine months ended September 30, 2025, we recognized impairment charges of $42 million and $47 million, respectively. During the three and nine months ended September 30, 2024, we recognized impairment charges of $2 million and $33 million, respectively. For all periods mentioned, the impairment charges primarily related to lease amendments, lease terminations or sales transactions which were partially offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
21. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Personnel expenses	$62,234	$56,675	$173,086	$161,921
Share-based compensation	30,274	24,055	130,488	81,723
Professional services	9,761	14,146	26,599	34,891
Travel expenses	9,278	8,086	28,007	25,588
Office expenses	7,634	8,414	22,751	24,309
Other expenses	9,706	9,931	31,887	37,500
	$128,887	$121,307	$412,818	$365,932
22. Allowance for credit losses
Movements in the allowance for credit losses during the nine months ended September 30, 2025 and 2024 were as follows:

	Nine Months Ended September 30,
	2025				2024
	Investment in finance leases	Notes receivable	Loans receivable	Total	Total
Allowance for credit losses at beginning of period	$10,168	$200,343	$478	$210,989	$33,887
Current period decrease in provision for expected credit losses	(65)	(74,757)	(137)	(74,959)	137,342
Write-offs charged against the allowance	—	(125,586)	—	(125,586)	—
Allowance for credit losses at end of period	$10,103	$—	$341	$10,444	$171,229
During the nine months ended September 30, 2025, we decreased our credit loss provision by $75 million, and recognized write-offs charged against the allowance of $126 million with respect to one of our lessees. During the nine months ended September 30, 2024, we increased our credit loss provision by $137 million, net, primarily reflecting an increase in our provision with respect to notes receivable.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 4,046,913 and 4,948,175 shares of unvested restricted stock as of September 30, 2025 and 2024, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 18,301 and 21,571 for the three and nine months ended September 30, 2025, respectively, and nil and 19,214 for the three and nine months ended September 30, 2024, respectively, because the effect of including those shares in the calculation would have been anti-dilutive.
The computations of basic and diluted EPS for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income for the computation of basic EPS	$1,215,747	$375,034	$3,117,816	$1,427,414
Weighted average ordinary shares outstanding—basic	171,483,556	187,510,161	174,959,115	191,917,111
Basic EPS	$7.09	$2.00	$17.82	$7.44

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income for the computation of diluted EPS	$1,215,747	$375,034	$3,117,816	$1,427,414
Weighted average ordinary shares outstanding—diluted	174,066,926	191,886,520	178,853,682	196,309,483
Diluted EPS	$6.98	$1.95	$17.43	$7.27
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of September 30, 2025 and December 31, 2024 were as follows:

	September 30, 2025	December 31, 2024

	Number of ordinary shares
Ordinary shares issued	186,043,739	204,543,739
Treasury shares	(15,831,829)	(17,760,514)
Ordinary shares outstanding	170,211,910	186,783,225
Shares of unvested restricted stock	(4,046,913)	(5,072,382)
Ordinary shares outstanding, excluding shares of unvested restricted stock	166,164,997	181,710,843

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the nine months ended September 30, 2025, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of September 30, 2025 and December 31, 2024, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 15—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European, Canadian and Brazilian ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of September 30, 2025, AerFunding had $0.8 billion outstanding under a secured revolving credit facility and $2.3 billion of AerFunding Class E-1 Notes outstanding due to us.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Variable interest entities (Continued)
Non-consolidated VIEs
Non-consolidated VIEs are investments in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in non-consolidated VIEs under the equity method of accounting.
The following table presents our maximum exposure to loss in non-consolidated VIEs as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Carrying value of debt and equity investments	$93,927	$112,193
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Related party transactions
Equity Method Investments
SES
SES is a 50% joint venture between AerCap and Safran Aircraft Engines. During the three and nine months ended September 30, 2025, we recognized lease rental income from SES of $56 million and $155 million, respectively. During the three and nine months ended September 30, 2024, we recognized lease rental income from SES of $40 million and $106 million, respectively. As of September 30, 2025, $5 million was payable to SES with respect to insurance and interest proceeds awarded by the London Commercial Court for its share of the claim under AerCap’s C&P Policy. Refer to Note 26—Commitments and Contingencies for further details on these legal proceedings.
Other related parties
Other related parties include our associated companies as detailed in Note 10—Associated companies. The following table presents amounts received from, or paid to, other related parties for management fees, dividends and contributions for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Management fees and other	$4,517	$3,365	$11,639	$9,701
Dividends	20,992	4,591	30,407	8,686
Contributions	(1,472)	(5,974)	(2,016)	(6,627)
Einn Volant Aircraft Leasing Holdings Ltd. (“EVAL”)
During the nine months ended September 30, 2025, we completed the sale of two engines and entered into a portfolio sale agreement to sell an additional 18 engines to EVAL. The sales under this agreement are expected to close over the next 12 months.
26. Commitments and contingencies
Flight equipment on order
As of September 30, 2025, we had commitments to purchase 307 new aircraft scheduled for delivery through 2031, including aircraft under an agreement entered into in October 2025. Refer to Note 28—Subsequent Events. These commitments are primarily based upon purchase agreements with The Boeing Company (“Boeing”), Airbus S.A.S. (“Airbus”) and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of September 30, 2025, we also had commitments to purchase 35 engines for delivery through 2027 and 16 new helicopters for delivery through 2026.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Commitments and contingencies (Continued)
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the nine months ended September 30, 2025 and 2024 were as follows:

	Nine Months Ended September 30,
	2025	2024
Prepayments on flight equipment at beginning of period	$3,460,296	$3,576,187
Prepayments and additions during the period, net	1,439,548	1,256,456
Interest paid and capitalized during the period	110,530	92,022
Prepayments and capitalized interest applied to the purchase of flight equipment	(946,442)	(1,200,881)
Prepayments on flight equipment at end of period	$4,063,932	$3,723,784
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
Contingent and possessed insurance policy litigation and operator insurance and reinsurance policies litigation
On June 9, 2022, AerCap Ireland Limited (“AerCap Ireland”) (as representative claimant on its own behalf and on behalf of all other insureds under its C&P Policy) commenced a claim in the Commercial Court in London, England against the insurers under its C&P Policy in respect of aircraft and spare engines owned by AerCap Ireland and its affiliates (including spare engines owned and managed by a related party) and three managed aircraft, all formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine. On June 11, 2025, the Commercial Court awarded AerCap Ireland approximately $1.0 billion under the Aviation “War and Allied Perils” Coverage section of its C&P Policy in respect of this claim. As a result of this judgment and a subsequent award of interest by the same court, for the nine months ended September 30, 2025, we recognized recoveries related to the Ukraine Conflict of $1.2 billion. At a hearing in September 2025, the Commercial Court in London denied the insurers under the “War and Allied Perils” Coverage section of our C&P Policy permission to appeal its decision of June 11, 2025. The insurers have sought permission from the Court of Appeal of England and Wales to appeal the June 11, 2025 judgment in favor of AerCap and the subsequent interest award. We await a ruling on whether an appeal will be allowed to proceed and, if so, on what grounds.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Commitments and contingencies (Continued)
In parallel with the C&P Policy claim, in 2023 and 2024 AerCap Ireland and certain affiliates of AerCap Ireland commenced claims in the Commercial Court in London, England against various Russian insurers under the Russian airlines’ insurance policies (the “Operator Insurance Policies”) and against various reinsurers under reinsurance policies of the Russian airlines’ insurance policies (the “Operator Reinsurance Policies”) in respect of the aircraft and engines formerly leased to Russian airlines at the time of Russia’s invasion of Ukraine (the “Operator Reinsurance Proceedings”). In March 2024, the Commercial Court in London rejected the challenge to its jurisdiction brought by certain reinsurers in respect of the claims under the Operator Reinsurance Policies. As of September 30, 2025, the claims of AerCap Ireland and its affiliates in the Operator Reinsurance Proceedings were for an aggregate amount of approximately $1.2 billion plus interest principally against the “War Risks” reinsurers under the Operator Reinsurance Policies, before allowances are made for any potential reductions arising from the June 11, 2025 judgment in the C&P Policy claim, the available limits under the respective Operator Reinsurance Policies and any sums to which the relevant insurers under the C&P Policy may be entitled pursuant to subrogated or other rights. The Operator Reinsurance Proceedings are currently scheduled for a trial starting in October 2026.
We intend to continue to vigorously pursue our claims under the Operator Reinsurance Proceedings. However, the collection, timing and amount of any potential recoveries are uncertain and we have not recognized any claim receivables as of September 30, 2025, in respect of these Operator Reinsurance Proceedings.
VASP litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. Following VASP’s defaults on its lease obligations in 1992, we repossessed our aircraft and engines. VASP challenged this and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession. Since then, we have defended this case in the Brazilian courts through various motions and appeals. In 2017, a Brazilian court decided that VASP had suffered no damages as a result of the contested repossession of our equipment. VASP’s subsequent appeals have been denied to date and we believe, and have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevailed on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

27. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of September 30, 2025 and December 31, 2024, our derivative portfolio consisted of interest rate derivatives. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of September 30, 2025 and December 31, 2024, we held investments at fair value of $13 million and $75 million, respectively. The valuation of these investments was primarily classified as Level 1, based on quoted market price.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2025 and December 31, 2024:

	September 30, 2025
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$20,152	$—	$20,152	$—
Investments, at fair value	12,991	12,991	—	—

Liabilities
Derivative liabilities	$75,051	$—	$75,051	$—

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$81,770	$—	$81,770	$—
Investments, at fair value	75,496	75,496	—	—

Liabilities
Derivative liabilities	$15,440	$—	$15,440	$—
Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the flight equipment’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the flight equipment type, age, and the airframe and engine configuration of the flight equipment. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the flight equipment at the time of re-lease and are assumed through the estimated holding period of the flight equipment. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of flight equipment for the sale of its parts (“part-out”) of individual flight equipment has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on flight equipment type. In situations where the flight equipment will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the flight equipment type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the flight equipment funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the flight equipment. An increase in the discount rate would decrease the fair value measurement of the flight equipment, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the flight equipment.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Fair value measurements (Continued)
As of September 30, 2025 and December 31, 2024, we held investments at fair value of $13 million and $75 million, respectively. The valuation of these investments were primarily classified as Level 1, based on quoted market price.
As of September 30, 2025 and December 31, 2024, loans receivable carried at amortized cost had estimated fair values of $577 million and $625 million, respectively, and were classified as Level 3.
As of September 30, 2025 and December 31, 2024, notes receivable carried at amortized cost had estimated fair values of $92 million and $402 million, respectively, and were classified as Level 3.
All of our financial instruments are carried at amortized cost, other than our derivatives and investments which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of September 30, 2025 and December 31, 2024 were as follows:

	September 30, 2025
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,814,283		$1,814,283	$1,814,283	$—	$—
Restricted cash	98,167		98,167	98,167	—	—
Loans receivable	547,274		576,647	—	—	576,647
Notes receivable	92,416		92,416	—	—	92,416
Derivative assets	20,152		20,152	—	20,152	—
Investments, at fair value	12,991		12,991	12,991	—	—
	$2,585,283		$2,614,656	$1,925,441	$20,152	$669,063
Liabilities
Debt	$44,258,524	(a)	$43,467,415	$—	$43,467,415	$—
Derivative liabilities	75,051		75,051	—	75,051	—
	$44,333,575		$43,542,466	$—	$43,542,466	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2024
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,209,226		$1,209,226	$1,209,226	$—	$—
Restricted cash	192,356		192,356	192,356	—	—
Loans receivable	595,640		625,191	—	—	625,191
Notes receivable	401,989		401,989	—	—	401,989
Derivative assets	81,770		81,770	—	81,770	—
Investments, at fair value	75,496		75,496	75,496	—	—
	$2,556,477		$2,586,028	$1,477,078	$81,770	$1,027,180
Liabilities
Debt	$45,537,495	(a)	$43,770,740	$—	$43,770,740	$—
Derivative liabilities	15,440		15,440	—	15,440	—
	$45,552,935		$43,786,180	$—	$43,786,180	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
28. Subsequent events
AerCap Trust & AICDC Notes
In October 2025, AerCap Trust and AICDC co-issued $600 million aggregate principal amount of 4.375% Senior Notes due 2030 and $600 million aggregate principal amount of 5.000% Senior Notes due 2035.
Agreements with Airbus and Spirit Airlines, LLC (“Spirit”)
On August 29, 2025, Spirit Aviation Holdings, Inc., parent company of Spirit, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. As part of the Spirit Chapter 11 process, we entered into a restructuring agreement, the terms of which include, amongst other things, the rejection of certain lease agreements between AerCap and Spirit for existing and undelivered aircraft from our flight equipment portfolio.
In October 2025, we entered into an agreement with Airbus to purchase 52 A320neo Family aircraft that were previously on order by Spirit. These aircraft are scheduled to deliver from 2029 to 2031 and have a list price, excluding discounts, of approximately $6.0 billion; the actual purchase prices are expected to be significantly lower. We also have options to purchase up to 45 additional A320neo Family aircraft from Airbus. Excluding the options, we now have commitments to purchase 307 new aircraft scheduled for delivery through 2031.
In consideration for the terms and conditions agreed under the restructuring agreement with Spirit and the purchase agreement with Airbus, we agreed to make payments to Spirit and Airbus of approximately $0.2 billion.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward-looking statements
This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:
•the availability of capital to us and to our customers and changes in interest rates;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
•the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•the impact of hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business;
•trade tensions, including U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty;
•development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•a downgrade in any of our credit ratings;
•competitive pressures within the industry;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes;
•disruptions and security breaches affecting our information systems or the information systems of our third-party providers; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward-looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Flight equipment portfolio
We are the industry leader across all areas of aviation leasing with a portfolio consisting of 3,536 aircraft, engines (including engines owned and managed by our SES joint venture) and helicopters that were owned, on order or managed as of September 30, 2025. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the nine months ended September 30, 2025, we executed 465 aviation asset transactions.
The following table presents our flight equipment portfolio by type as of September 30, 2025:

Type	Number of owned assets	% Net Book Value	Number of managed assets (b)	Number of assets on order (c)	Total assets owned, managed and on order
Passenger Aircraft	1,426	82%	166	307	1,899
Airbus A220 Family	19	1%	6	—	25
Airbus A320neo Family	421	31%	29	176	626
Airbus A320 Family	365	6%	53	—	418
Airbus A330neo Family	12	2%	2	—	14
Airbus A330	44	1%	6	—	50
Airbus A350	41	7%	6	—	47
Boeing 737 MAX	82	6%	9	99	190
Boeing 737NG	219	7%	55	—	274
Boeing 777-200ER / 300-ER	34	2%	—	—	34
Boeing 787	111	17%	—	15	126
Embraer E190 / E195 / E2	56	2%	—	12	68
Other (a)	22	—	—	5	27
Freighter Aircraft	85	3%	4	—	89
Airbus A321	6	—	—	—	6
Boeing 737	58	2%	4	—	62
Boeing 767 / 777	21	1%	—	—	21
Engines	478	9%	702	35	1,215
Helicopters	317	6%	—	16	333
Total	2,306	100%	872	358	3,536

(a)Other includes 22 owned aircraft (including five Embraer E170/175 aircraft; four Boeing 767 aircraft and 13 ATR and De Havilland Canada DHC-8-400 aircraft) and five regional jet aircraft on order.
(b)Number of managed engines includes SES owned and managed engines as of September 30, 2025. In addition, SES had 85 engines on order as of September 30, 2025.
(c)Number of assets on order has been adjusted to reflect the agreement entered into in October 2025 to purchase 52 additional aircraft as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 28—Subsequent Events.”

Aircraft portfolio
As of September 30, 2025, we owned 1,511 aircraft and managed 170 aircraft. As of September 30, 2025, we had commitments to purchase 307 new aircraft scheduled for delivery through 2031, as adjusted to reflect the agreement entered into in October 2025 to purchase 52 additional aircraft as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 28—Subsequent Events.” As of September 30, 2025, the weighted average age of our 1,511 owned aircraft fleet, weighted by net book value, was 7.8 years. As of September 30, 2025, 1,491 of our 1,511 owned aircraft were on lease and 20 aircraft were off-lease. As of October 24, 2025, of the 20 aircraft, 11 were re-leased or under commitments for re-lease, two aircraft were designated for sale or part-out and seven aircraft were being marketed for re-lease. The aircraft which were designated for sale or part-out or marketed for re-lease represented less than 1% of the aggregate net book value of our fleet. During the three and nine months ended September 30, 2025, our owned aircraft utilization rate was 99%, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft. Approximately 1% of our owned aircraft were undergoing or designated for cargo conversion during the three and nine months ended September 30, 2025 and were therefore not calculated as utilized.
During the nine months ended September 30, 2025, we had the following activity related to aircraft:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,420	101	22	1,543
Aircraft purchases	41	—	—	41
Aircraft reclassified to held for sale	(25)	—	25	—
Aircraft sold or designated for part-out (a)	(33)	(8)	(32)	(73)
Aircraft reclassified to/from investment in finance leases, net	(28)	28	—	—
Number of owned aircraft at end of period	1,375	121	15	1,511

(a)Includes three aircraft that were reclassified to inventory and a total loss.
Critical accounting estimates
There have been no significant changes to our critical accounting estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025.

Comparative results of operations
Results of operations for the three months ended September 30, 2025 as compared to the three months ended September 30, 2024

	Three Months Ended September 30,		Increase/ (Decrease)
	2025	2024

	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,689,930	$1,605,340	$84,590
Maintenance rents and other receipts	203,589	161,376	42,213
Total lease revenue	1,893,519	1,766,716	126,803
Net gain on sale of assets	332,019	102,135	229,884
Other income	83,033	79,278	3,755
Total Revenues and other income	2,308,571	1,948,129	360,442
Expenses
Depreciation and amortization	665,479	652,994	12,485
Net recoveries related to Ukraine Conflict	(474,879)	(3,934)	(470,945)
Asset impairment	41,726	2,446	39,280
Interest expense	485,915	516,265	(30,350)
Loss on debt extinguishment	658	462	196
Leasing expenses	92,547	274,833	(182,286)
Selling, general and administrative expenses	128,887	121,307	7,580
Total Expenses	940,333	1,564,373	(624,040)
(Loss) gain on investments at fair value	(1,734)	8,252	(9,986)
Income before income taxes and income of investments accounted for under the equity method	1,366,504	392,008	974,496
Income tax expense	(198,246)	(60,742)	(137,504)
Equity in net earnings of investments accounted for under the equity method	47,480	43,763	3,717
Net income	$1,215,738	$375,029	$840,709
Net loss attributable to non-controlling interest	9	5	4
Net income attributable to AerCap Holdings N.V.	$1,215,747	$375,034	$840,713
Basic lease rents. The increase in basic lease rents of $85 million, or 5%, was attributable to:
•the acquisition of assets between July 1, 2024 and September 30, 2025, with an aggregate net book value of $7.2 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $123 million; and
•an increase in basic lease rents of $32 million primarily related to lease transitions;
partially offset by
•the sale of assets between July 1, 2024 and September 30, 2025 with an aggregate net book value of $2.3 billion on their respective sale dates, resulting in a decrease in basic lease rents of $48 million; and
•a decrease in basic lease rents of $22 million primarily due to redeliveries, lease terminations, as well as lease extensions at lower rates. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $42 million, or 26%, was attributable to:
•an increase of $53 million in maintenance rents and other receipts from lease terminations and restructurings;
partially offset by
•a decrease of $11 million in regular maintenance rents.
Net gain on sale of assets. The increase in net gain on sale of assets of $230 million was primarily due to the volume and composition of asset sales. During the three months ended September 30, 2025, we sold 32 assets for sale proceeds of $1.5 billion and during the three months ended September 30, 2024, we sold 22 assets for sale proceeds of $479 million.
Other income. The increase in other income of $4 million was primarily due to higher management fee income during the three months ended September 30, 2025 compared to the three months ended September 30, 2024.
Depreciation and amortization. The increase in depreciation and amortization of $12 million, or 2%, was primarily due to a higher average lease assets balance during the three months ended September 30, 2025 compared to the three months ended September 30, 2024.
Net recoveries related to Ukraine Conflict. During the three months ended September 30, 2025, we recognized net recoveries of $475 million, which primarily included cash insurance settlement proceeds of $238 million pursuant to settlements in respect of the insurance policies of three Russian airlines covering 13 aircraft lost in Russia, as well as recoveries pursuant to the award of $234 million of interest from the London Commercial Court in respect of the June 11, 2025 judgment. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 19—Net (recoveries) charges related to Ukraine Conflict.” During the three months ended September 30, 2024, we received cash insurance settlement proceeds of $4 million pursuant to an insurance settlement with one Russian airline and its insurer in respect of an aircraft lost in Russia.
Asset impairment. For the three months ended September 30, 2025, we recognized asset impairment charges of $42 million, primarily related to sales transactions, lease terminations or lease amendments which were partially offset by related maintenance revenue. During the three months ended September 30, 2024, we recognized asset impairment charges of $2 million, primarily related to lease terminations or sales transactions which were fully offset by maintenance revenue.
Interest expense. The decrease in interest expense of $30 million, or 6%, was primarily attributable to:
•a decrease in the average outstanding debt balance from $46.9 billion during the three months ended September 30, 2024, to $44.9 billion during the three months ended September 30, 2025, resulting in a $22 million decrease in interest expense; and
•a $13 million decrease in interest expense attributable to mark-to-market movement on interest rate derivatives. For the three months ended September 30, 2025, we recognized a loss of $9 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $22 million recognized during the three months ended September 30, 2024;
partially offset by
•a $5 million increase in interest expense due to an increase in the average cost of debt for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.02% during the three months ended September 30, 2025, compared to 3.97% during the three months ended September 30, 2024. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt.

Leasing expenses. The decrease in leasing expenses of $182 million, or 66%, was primarily due to a $187 million decrease in our allowance for credit losses and $10 million of lower maintenance rights asset amortization, partially offset by $7 million of higher airline default costs, $5 million of higher expenses related to flight equipment transition costs and other leasing expenses and $3 million of higher lessor maintenance contributions.
Selling, general and administrative expenses. The increase in selling, general and administrative expenses of $8 million, or 6%, was primarily due to higher compensation-related expenses.
Income tax expense. The effective tax rate was 14.5% and 15.5% for the three months ended September 30, 2025 and 2024, respectively.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $4 million was primarily driven by higher earnings from our investments.

Results of operations for the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024

	Nine Months Ended September 30,		Increase/ (Decrease)
	2025	2024

	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$4,991,660	$4,758,497	$233,163
Maintenance rents and other receipts	465,049	520,872	(55,823)
Total lease revenue	5,456,709	5,279,369	177,340
Net gain on sale of assets	566,035	391,174	174,861
Other income	249,611	253,819	(4,208)
Total Revenues and other income	6,272,355	5,924,362	347,993
Expenses
Depreciation and amortization	1,994,146	1,922,891	71,255
Net recoveries related to Ukraine Conflict	(1,447,701)	(26,683)	(1,421,018)
Asset impairment	47,335	32,802	14,533
Interest expense	1,507,641	1,486,062	21,579
Loss on debt extinguishment	2,640	7,482	(4,842)
Leasing expenses	267,831	596,238	(328,407)
Selling, general and administrative expenses	412,818	365,932	46,886
Total Expenses	2,784,710	4,384,724	(1,600,014)
(Loss) gain on investments at fair value	(25,662)	3,568	(29,230)
Income before income taxes and income of investments accounted for under the equity method	3,461,983	1,543,206	1,918,777
Income tax expense	(477,585)	(231,197)	(246,388)
Equity in net earnings of investments accounted for under the equity method	133,410	115,397	18,013
Net income	$3,117,808	$1,427,406	$1,690,402
Net loss attributable to non-controlling interest	8	8	—
Net income attributable to AerCap Holdings N.V.	$3,117,816	$1,427,414	$1,690,402
Basic lease rents. The increase in basic lease rents of $233 million, or 5%, was attributable to:
•the acquisition of assets between January 1, 2024 and September 30, 2025, with an aggregate net book value of $10.1 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $438 million; and
•an increase in basic lease rents of $121 million primarily related to lease transitions;
partially offset by
•the sale of assets between January 1, 2024 and September 30, 2025 with an aggregate net book value of $3.5 billion on their respective sale dates, resulting in a decrease in basic lease rents of $145 million; and
•a decrease in basic lease rents of $181 million primarily due to redeliveries, lease terminations, lower power-by-the-hour (“PBH”) rent, as well as lease extensions at lower rates. The accounting for extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period.

Maintenance rents and other receipts. The decrease in maintenance rents and other receipts of $56 million, or 11%, was attributable to:
•a decrease of $89 million in regular maintenance rents, primarily due to lower EOL compensation and other receipts;
partially offset by
•an increase of $33 million in maintenance rents and other receipts from lease terminations and restructurings.
Net gain on sale of assets. The increase in net gain on sale of assets of $175 million was primarily due to the volume and composition of asset sales. During the nine months ended September 30, 2025, we sold 85 assets for sale proceeds of $2.6 billion and during the nine months ended September 30, 2024, we sold 96 assets for proceeds of $2.2 billion.
Other income. The decrease in other income of $4 million was primarily due to lower interest income recognized, partially offset by higher proceeds from unsecured claims and higher management fee income during the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024.
Depreciation and amortization. The increase in depreciation and amortization of $71 million was primarily due to a higher average lease assets balance during the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024.
Net recoveries related to Ukraine Conflict. During the nine months ended September 30, 2025, we recognized net recoveries of $1.4 billion, which primarily included cash insurance settlement proceeds of $238 million pursuant to settlements in respect of the insurance policies of three Russian airlines covering 13 aircraft lost in Russia, recoveries of $973 million pursuant to the June 11, 2025, judgment from the London Commercial Court in respect of our claim against the insurers under our contingent and possessed insurance policy (“C&P Policy”) and the award of $234 million of interest on the June 11, 2025 judgment. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 19—Net (recoveries) charges related to Ukraine Conflict.” During the nine months ended September 30, 2024, we recognized recoveries of $27 million, primarily in relation to an aircraft that was in Ukraine at the beginning of the Ukraine Conflict and subsequently extracted.
Asset impairment. For the nine months ended September 30, 2025, we recognized asset impairment charges of $47 million primarily related to sales transactions, lease terminations or lease amendments which were partially offset by related maintenance revenue. During the nine months ended September 30, 2024, we recognized asset impairment charges of $33 million primarily related to sales transactions, lease amendments or lease terminations which were fully offset by related maintenance revenue.
Interest expense. The increase in interest expense of $22 million, or 1%, was primarily attributable to:
•a $52 million increase in interest expense due to an increase in the average cost of debt for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The average cost of debt, excluding the effect of mark-to-market movements on interest rate derivatives, debt issuance costs, upfront fees and other impacts, was 4.1% during the nine months ended September 30, 2025, compared to 3.9% during the nine months ended September 30, 2024. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt;
partially offset by
•a decrease in the average outstanding debt balance from $46.6 billion during the nine months ended September 30, 2024 to $45.8 billion during the nine months ended September 30, 2025, resulting in a $24 million decrease in interest expense; and
•a $6 million decrease in interest expense attributable to mark-to-market movements on interest rate derivatives. For the nine months ended September 30, 2025, we recognized a loss of $24 million related to mark-to-market movements on interest rate derivatives, compared to a loss of $30 million recognized during the nine months ended September 30, 2024.

Leasing expenses. The decrease in leasing expenses of $328 million was primarily due to a $212 million decrease in our allowance for credit losses, $81 million of lower expenses related to flight equipment transition costs and other leasing expenses, $28 million of lower maintenance rights asset amortization and $25 million of lower airline default costs, partially offset by $18 million of higher lessor maintenance contributions.
Selling, general and administrative expenses. The increase in selling, general and administrative expenses of $47 million, or 13%, was primarily driven by higher share-based compensation expenses due to upfront recognition of certain compensation-related expenses.
Income tax expense. The effective tax rate was 13.8% and 15.0% for the nine months ended September 30, 2025 and 2024, respectively. During the nine months ended September 30, 2025, we recorded approximately $214 million of income tax expense due to the recognition of net recoveries related to the Ukraine Conflict and approximately $41 million of income tax benefit due to the reversal of a Pillar 2 provision from the prior year, primarily due to clarifying guidance. During the nine months ended September 30, 2024, our income tax expense was reduced by $8 million in respect of a non-recurring tax deduction from a prior period that became available during the nine months ended September 30, 2024.
The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full-year rate. Excluding any discrete items, our effective tax rate for the full year 2025 is expected to be 15.1%.
Equity in net earnings of investments accounted for under the equity method. The increase in equity in net earnings of investments accounted for under the equity method of $18 million was primarily driven by higher earnings from our investments.

Liquidity and capital resources
The following table presents our consolidated cash flows for the nine months ended September 30, 2025 and 2024:

	Nine Months Ended September 30,
	2025	2024

	(U.S. Dollars in millions)
Net cash provided by operating activities	$4,173	$4,152
Net cash used in investing activities	(748)	(3,065)
Net cash (used in) provided by financing activities	(2,916)	1,040
Cash flows provided by operating activities. During the nine months ended September 30, 2025, our net cash provided by operating activities of $4.2 billion was the result of net income of $3.1 billion, adjustments of non-cash items to net income of $2.6 billion consisting primarily of depreciation, amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $176 million and the net change in operating assets and liabilities of $299 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict of $2.0 billion to investing activities. During the nine months ended September 30, 2024, our net cash provided by operating activities of $4.2 billion was the result of net income of $1.4 billion, adjustments of non-cash items to net income of $2.7 billion consisting primarily of depreciation and amortization, asset impairment, share-based compensation and deferred tax expense, collections of finance leases of $314 million and the net change in operating assets and liabilities of $176 million, partially offset by the classification of net gain on sale of assets and net recoveries related to Ukraine Conflict of $418 million to investing activities.
Cash flows used in investing activities. During the nine months ended September 30, 2025, our net cash used in investing activities of $748 million primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $4.0 billion, partially offset by cash provided by asset sales of $1.9 billion and cash proceeds from insurance claims and interest of $1.3 billion. During the nine months ended September 30, 2024, our net cash used in investing activities of $3.1 billion primarily consisted of cash used for the purchase of and prepayments on flight equipment and other assets of $4.9 billion, partially offset by cash provided by asset sales of $1.9 billion.
Cash flows (used in) provided by financing activities. During the nine months ended September 30, 2025, our net cash used in financing activities of $2.9 billion primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds of $1.3 billion, and cash used for the repurchase of shares, payments of tax withholdings on share-based compensation and dividends paid on ordinary shares of $2.2 billion, partially offset by cash provided by maintenance payments and security deposits received of $603 million. During the nine months ended September 30, 2024, our net cash provided by financing activities of $1.0 billion primarily consisted of new financing proceeds, net of cash used for debt repayments, debt issuance and extinguishment costs, of $1.8 billion and net cash provided by maintenance payments and security deposits received of $540 million, partially offset by cash used for the repurchase of shares, payments of tax withholdings on share-based compensation and dividends paid on ordinary shares of $1.3 billion.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of September 30, 2025, we had commitments to purchase 307 new aircraft scheduled for delivery through 2031, as adjusted to reflect the agreement entered into in October 2025 to purchase 52 additional aircraft as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 28—Subsequent events.” We also had commitments to purchase 35 engines and 16 helicopters through 2027.
As of September 30, 2025, our cash balance was $1.9 billion, including unrestricted cash of $1.8 billion, and we had $11.2 billion of undrawn lines of credit available under our revolving credit facilities and term loan facilities. As of September 30, 2025, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from estimated asset sales and other sources of funding, was $16 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $22 billion. As of September 30, 2025, our total sources of liquidity were sufficient to operate our business and cover approximately 2.1x of our debt maturities and contracted capital requirements for the next 12 months. As of September 30, 2025, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $230 million, totaled $44.3 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 15—Debt.”

In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring flight equipment, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the nine months ended September 30, 2025, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate derivatives, debt issuance fees, upfront fees and other impacts, was 4.1%. As of September 30, 2025, our adjusted debt to equity ratio was 2.1 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures and metrics” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of September 30, 2025 and December 31, 2024.
Contractual obligations
Our estimated future obligations as of September 30, 2025 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of September 30, 2025:

	2025 - remaining	2026	2027	2028	2029	Thereafter	Total

	(U.S. Dollars in millions)
Unsecured debt facilities	$1,602.7	$5,261.3	$5,717.3	$7,462.4	$4,113.1	$10,491.4	$34,648.2
Secured debt facilities	220.7	875.5	1,644.1	1,861.4	1,170.5	1,588.1	7,360.3
Subordinated debt facilities	—	—	—	—	—	2,250.0	2,250.0
Estimated interest payments (a)	500.0	1,843.0	1,602.0	1,222.4	812.3	6,341.2	12,320.9
Operating leases (b)	3.0	12.4	13.1	13.4	11.3	18.6	71.8
Total (c)	$2,326.4	$7,992.2	$8,976.5	$10,559.6	$6,107.2	$20,689.3	$56,651.2

(a)Estimated interest payments for floating rate debt are based on rates as of September 30, 2025 and include the estimated impact of our interest rate swap agreements.
(b)Represents contractual payments on our office and facility leases.
(c)The above table does not reflect any dividends we may pay on our ordinary shares.
A summary of our purchase obligations can be found in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025. During the nine months ended September 30, 2025, we purchased 41 aircraft, 51 engines and 13 helicopters. As of September 30, 2025, we had commitments to purchase 307 aircraft, 35 engines and 16 helicopters through 2031, as adjusted to reflect the agreement entered into in October 2025 to purchase 52 additional aircraft as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 28—Subsequent Events.” These aircraft are scheduled to deliver from 2029 to 2031 and have a list price, excluding discounts, of approximately $6.0 billion; the actual purchase prices are expected to be significantly lower. We made payments to Spirit and Airbus of approximately $0.2 billion upon signing the agreements and expect no other payments during the remainder of 2025 or 2026 based on the current delivery schedule. We have the right to reschedule the delivery dates of certain of our aircraft to future dates.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 24—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of September 30, 2025, December 31, 2024 and September 30, 2024:

	September 30, 2025	December 31, 2024	September 30, 2024

	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$18,149	$17,185	$16,752

Ordinary shares issued	186,043,739	204,543,739	204,543,739
Treasury shares	(15,831,829)	(17,760,514)	(14,812,715)
Ordinary shares outstanding	170,211,910	186,783,225	189,731,024
Shares of unvested restricted stock	(4,046,913)	(5,072,382)	(4,948,175)
Ordinary shares outstanding, excluding shares of unvested restricted stock	166,164,997	181,710,843	184,782,849

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$109.22	$94.57	$90.66
Non-GAAP measures and metrics
The following are definitions of our non-GAAP measures and metrics used in this report and a reconciliation of such measures to the most closely related U.S. GAAP measures for the nine months ended September 30, 2025. We believe these measures and metrics may further assist investors in their understanding of our performance and the changes and trends related to our earnings. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures, metrics and disclosures by other companies.
Adjusted debt-to-equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt represents consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024

	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$44,029	$45,295
Adjusted for:
Unrestricted cash and cash equivalents	(1,814)	(1,209)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$41,089	$42,961

Equity	$18,149	$17,185
Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$19,274	$18,310

Adjusted debt/equity ratio	2.13 to 1	2.35 to 1

Average cost of debt
Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. This measure reflects the impact from changes in the amount of debt and interest rates.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2025	2024	Percentage Difference	2025	2024	Percentage Difference

	(U.S. Dollars in millions)
Interest expense	$486	$516	(6%)	$1,508	$1,486	1%
Adjusted for:
Mark-to-market on interest rate derivatives	(9)	(22)	(59%)	(24)	(30)	(19%)
Debt issuance costs, upfront fees and other impacts	(26)	(29)	(8%)	(81)	(93)	(12%)
Interest expense excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	$450	$466	(3%)	$1,402	$1,364	3%

Average debt balance	$44,873	$46,937	(4%)	$45,800	$46,591	(2%)

Average cost of debt	4.0%	4.0%	1%	4.1%	3.9%	5%

Summarized financial information of issuers and guarantors
AGAT/AICDC Notes
From time to time AerCap Trust and AICDC co-issue senior unsecured notes. In July 2024, AerCap Trust and AICDC co-issued $750 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2055 and, in April 2025, they co-issued $500 million aggregate principal amount of fixed-rate reset junior subordinated notes due 2056 (together, the “AGAT/AICDC Junior Subordinated Notes” and, collectively with their senior unsecured notes, the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or, in the case of the AGAT/AICDC Junior Subordinated Notes, a Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) in the case of the senior unsecured notes, the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws, and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors could be dependent on dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (“SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of September 30, 2025 and December 31, 2024, and for the nine months ended September 30, 2025. SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	September 30, 2025	December 31, 2024

	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$10,630	$10,014
Intercompany receivables	32,154	34,989
Total assets	45,942	47,614

Debt	35,112	35,263
Intercompany payables	3,752	4,585
Total liabilities	41,583	42,536

Nine Months Ended
September 30, 2025
(U.S. Dollars in millions)
Total revenues and other income (a)	$2,790
Total expenses (b)	1,326
Income before income taxes and loss of investments accounted for under the equity method	1,464
Net income	1,276
Net income attributable to AerCap Holdings N.V.	1,276

(a)Total revenues include interest income from non-obligor entities of $1.4 billion.
(b)Total expenses include interest expense to non-obligor entities of $95 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements and U.S. Treasury rate lock agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 15—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest-earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of September 30, 2025. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of Term SOFR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2025 - remaining	2026	2027	2028	2029	Thereafter	Fair value

	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$1,061.5	$603.5	$531.8	$455.8	$198.3	$—	$12.4
Weighted average strike rate	3.0%	3.4%	3.3%	3.3%	3.3%	—

	2025 - remaining	2026	2027	2028	2029	Thereafter	Fair value

	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$6,630.0	$5,742.5	$4,659.6	$2,002.1	$—	$—	$(67.3)
Weighted average pay rate	3.7%	3.8%	3.9%	3.9%	—	—
The variable benchmark interest rates associated with these instruments is Term SOFR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
After a sustained period of relatively low inflation rates, rates of inflation increased significantly during the years ended December 31, 2022 and 2023, reaching or exceeding recent historical highs in the United States, the European Union, the United Kingdom, and other countries, before stabilizing during the year ended December 31, 2024. The recent increases in tariffs by the United States, the prospect of potential additional tariffs and retaliatory tariffs and the recent trade deals between the United States and certain trading partners may lead to higher inflation in the future. High rates of inflation may have a number of adverse effects on our business. Inflation may increase the costs of goods, services and labor used in our operations, thereby increasing our expenses. To the extent that we derive our income from leases with fixed rates of payment, high rates of inflation will cause a greater decrease in the value of those payments than had the rates of inflation remained lower. Because our leases are generally multi-year, there may be a lag in our ability to adjust the lease rates for a particular aircraft accordingly. Our suppliers and lessees may also be subject to material adverse effects as a result of high rates of inflation, including as a result of the impact on their financial conditions, changes in demand patterns, price volatility, and supply chain disruption.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 26—Commitments and contingencies” in this report.
Item 1A. Risk Factors
The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 26, 2025 and in our Interim Reports on Form 6-K for the quarters ended March 31, 2025 and June 30, 2025, filed with the SEC on April 30, 2025 and July 30, 2025, respectively. Except as presented below, there have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2024 or our Interim Reports for the quarters ended March 31, 2025 and June 30, 2025.
Trade tensions, including U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical and macroeconomic uncertainty could adversely impact our business
Changes in U.S. trade policy, including new or increased tariffs, and responses by other countries to these changes, are creating, and may continue to create, uncertainty in global commerce. For example, on April 2, 2025, President Trump announced new tariffs on the import of non-U.S.-origin goods from most countries, and several countries, including China, responded with retaliatory measures, including tariffs on imports of U.S.-origin goods. While some of the tariffs announced by the U.S. and other countries have been suspended pending negotiations, the U.S. has imposed a general tariff of 10% on all non-U.S.-origin goods, with certain exceptions, that is currently in effect. On May 1, 2025, the U.S. Department of Commerce initiated an investigation into the effects on national security of imports of commercial aircraft and jet engines. It is unclear what the outcome of this investigation will be and what impact, if any, it will have on the aviation sector. Recently announced high-level trade agreements between the United States and the United Kingdom and the European Union would exempt aviation from tariffs, pending finalization of these trade agreements.
These changes in trade policy and ongoing negotiations of trade agreements are creating significant uncertainty, and future tariffs or other measures may create additional uncertainty, which could materially affect our business. In addition, tariffs and other measures could result in material additional costs to our lessees in impacted jurisdictions, which could affect the ability of those lessees to meet their lease obligations to us and could negatively impact the demand for leases or purchases of certain types of flight equipment in impacted jurisdictions. In addition, tariffs levied on countries where our suppliers source their parts and materials could disrupt their operations, which could result in delays in the delivery of our flight equipment on order or increased costs. These tariffs and other measures could be inflationary or cause interest rates to rise, which could negatively impact us, our suppliers and our lessees.
Changes in tariffs and other measures may be announced with little or no advance notice. The adoption and expansion of tariffs and other measures, or other changes in governmental policies related to taxes, tariffs, trade agreements, are difficult to predict, which makes attendant risks difficult to anticipate and mitigate. Changes in tariffs and other measures announced to date have led to increased geopolitical and macroeconomic uncertainty and volatility in the financial markets.
Any of the foregoing could have a material and adverse effect on our financial condition, cash flows, liquidity and results of operations. Please refer to our Annual Report on Form 20‑F for the year ended December 31, 2024, “Item 3. Key Information—Risk Factors,” in particular pages 9-13 and 17.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the nine months ended September 30, 2025:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2025	1,169,860	$94.72	1,169,860	$198.0
February 2025	513,632	96.60	513,632	1,148.4
March 2025	4,016,349	99.03	4,016,349	750.7
April 2025	4,727,512	94.03	4,727,512	806.3
May 2025	—	—	—	806.3
June 2025	—	—	—	806.3
July 2025	486,034	107.88	486,034	753.9
August 2025	3,990,405	118.64	3,990,405	280.5
September 2025	3,699,299	122.95	3,699,299	575.7
	18,603,091	$106.61	18,603,091	$575.7

(a)For further detail on our share repurchase programs, please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 17—Equity.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: October 29, 2025